SEC

18005230

SEC Mail Processing
Received

MAR 0 1 2018

WASH, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEXINGTON INVESTMENT CO. INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2365 HARRODSBURG RD SUITE B375
(No. and Street)

LEXINGTON	KY	40504
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STANLEY S. KERRICK (859)224-7073
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RODEFER MOSS & CO. PLLC
(Name – *if individual, state last, first, middle name*)

608 MABRY HOOD RD.	KNOXVILLE	TN	37932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM

OATH OR AFFIRMATION

I, STANLEY S. KERRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEXINGTON INVESTMENT CO. INC., as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSS H CLEMENTS
Notary Public - State at Large
State of Kentucky
NOTARY ID 583336
My commission ~~expires~~ August 18, 2021

Ross H C

Notary Public

Stanley S Kerrick

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEXINGTON INVESTMENT COMPANY, INC.
Lexington, Kentucky

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
December 31, 2017

CONTENTS

▪ Certified Public Accountants
▪ Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Lexington Investment Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Lexington Investment Company, Inc. (the "Company") as of December 31, 2017 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information presented, Schedule A - Computation of Net Capital under rule 15c3-1 of the SEC and Schedule B - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, on pages 12 and 13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

We have served as Lexington Investment Company, Inc.'s auditor since 2015.
Knoxville, Tennessee
February 27, 2018

LEXINGTON INVESTMENT COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash and cash equivalents	$ 310,838
Deposits with clearing organization and others	139,902
Receivables from clearing organization and other broker-dealers	118,638
Prepaid expenses	25,722
Deferred tax asset, net	244
Furniture and equipment (net of accumulated depreciation of $53,022)	194
TOTAL ASSETS	$ 595,538
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payables and accrued expenses	$ 38,762
Commissions payable	160,448
Income taxes payable	5,833
Total liabilities	205,043
Stockholders' equity	
Common stock, no par value, 1,000 shares authorized, 799 shares issued and outstanding	180,000
Retained earnings	210,495
Total stockholders' equity	390,495
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 595,538

The accompanying notes are an integral part of the financial statements.

LEXINGTON INVESTMENT COMPANY, INC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES	
Commissions	$ 1,471,443
Net dealer inventory and investment	341,682
Interest and dividends	9,556
Miscellaneous revenue	1,208
Total revenues	1,823,889
EXPENSES	
Employee compensation and benefits	1,466,896
Clearing fees	119,883
Communications and data processing	35,100
Occupancy costs	73,119
Other operating expenses	103,757
Total expenses	1,798,755
NET INCOME BEFORE INCOME TAXES	25,134
Income tax benefit	7,076
NET INCOME	$ 18,058

The accompanying notes are an integral part
of the financial statements.

LEXINGTON INVESTMENT COMPANY, INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total
Balance, January 1, 2017	799	$ 180,000	$ 212,412	$ 392,412
Net income	-	-	18,058	18,058
Dividends	-	-	(19,975)	(19,975)
Balance, December 31, 2017	799	$ 180,000	$ 210,495	$ 390,495

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Lexington Investment Company, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Organization

Lexington Investment Company, Inc., is a registered broker-dealer with certain restrictions as outlined in an agreement with the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers (NASD). The Company was incorporated on June 19, 1990, issued its original common stock on September 5, 1990, and became registered with the Securities and Exchange Commission on November 19,1990.

Customer Funds

Lexington Investment Company, Inc., has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for customers, except with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. In addition, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully-disclosed basis.

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment

Furniture and equipment are recorded at historical cost and depreciated using the straight-line method over the estimated useful lives of the respective assets which range from five to ten years. The cost of repairs and maintenance is expensed as incurred. When furniture and equipment are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. Depreciation expense for the year ended December 31, 2017, totaled $712.

Deposits with Clearing Organization and Others

Deposits with clearing organizations consist of cash, cash equivalents and other short-term securities.

Recognition of Revenue

The Company's primary source of revenue is commissions generated by effecting trades for its customers most of whom are located in Central and Eastern Kentucky. Customers' securities transactions are recorded on a settlement-date basis. Securities transactions of the Company are recorded on a trade-date basis.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes represent the future tax consequences of those differences which will either be deductible or taxable when the assets and liabilities are recovered or settled. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expense or benefit is recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that necessitates an increase or decrease. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and any penalties as operating expenses.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statement of Cash Flows

For purposes of this statement, short-term investments which have an original maturity of three months or less are considered cash equivalents.

Managements' Review of Subsequent Events

The Company has evaluated and considered the need to recognize or disclose subsequent events through February 27, 2018 which represents the date that these financial statements were available to be issued. Subsequent events past this date, as they pertain to the year ended December 31, 2017, have not been evaluated by the Company.

2. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with banks, other financial institutions and other broker-dealers. In the event one of these parties does not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the other party to the transaction.

The Company maintains cash balances at several financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $250,000. During the year, the balances at these financial institutions may exceed the FDIC insured limits.

3. ACCOUNTS AND NOTES RECEIVABLE

Receivables from clearing organization and other broker-dealers represent the amounts due from Lexington Investment Company, Inc.' s, clearing broker as well as other broker-dealers principally for commissions earned during the month of December. Payment is generally received in the month subsequent to year-end. Lexington Investment Company, Inc. does not require collateral under its present arrangement with these broker-dealers. No reserve for uncollectible receivables has been provided as management considers all receivables to be collectible in the ordinary course of business.

4. FURNITURE AND EQUIPMENT

As of December 31, 2017, furniture and equipment consisted of the following:

Furniture and fixtures	$ 9,931
Office equipment	43,285
Total furniture and equipment	53,216
Less: accumulated depreciation	(53,022)
Net furniture and equipment	$ 194

5. OPERATING LEASE

The Company renewed its existing office space lease in May 2017. The Company had been operating under a month to month lease prior to the renewal. The new lease commenced on June 1, 2017 and terminates on May 31, 2019, with monthly payments of $5,349. Total occupancy expense for the Company's business premises amounted to $73,119 for the year ended December 31, 2017. Future minimum lease payments under this arrangement at December 31, 2017 are as follows:

2018	$ 64,186
2019	26,745
Total	$ 90,931

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 1 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company's net capital totaled $339,794 which is $239,794 above its required net capital of $100,000. The aggregate indebtness to net capital ratio at December 31, 2017, was .60 to 1.

7. INDEMNIFICATIONS

The Company indemnifies clients against potential losses incurred in the event certain third-party service providers, including sub-custodians and third-party brokers, execute transactions improperly. The potential future payments under this indemnification policy cannot be estimated. However, the Company believes that it is unlikely it will incur material obligations under this agreement; therefore, no contingent liability has been recognized in the accompanying financial statements.

8. PROVISION FOR INCOME TAXES

Lexington Investment Company, Inc. is taxed as a corporation. The amount provided for income taxes is based on income reported for financial statement purposes adjusted for permanent differences between reported financial and taxable income. Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one accounting period and for tax purposes in another accounting period.

These temporary timing differences relate to the recognition of depreciation expense for income tax and financial statement purposes, to contributions that are not allowed for income tax purposes in the current year that carry forward to reduce future taxable income.

8. PROVISION FOR INCOME TAXES (CONTINUED)

Income tax expense pertaining to continuing operations for 2017, consists of the following:

Current expense:	
Federal	$ 4,348
State and local	1,485
Deferred	1,243
Total provision for income tax	$ 7,076

Net deferred tax asset as of December 31, 2017, consists of the following:

Deferred tax asset:	
Capital loss carryforward	$ 5,725
Contribution carryforward	292
Gross deferred tax assets	6,017
Deferred tax liabilities:	
Depreciation	(49)
Valuation allowance	(5,725)
Gross deferred tax liabilities	(5,773)
Deferred tax asset, net	$ 244

A valuation allowance is provided for the excess of the deferred tax asset over the deferred tax liability related to the capital loss carry forward, since it is uncertain if the tax benefits will ever be realized. The valuation allowance related to deferred tax assets did not change in 2017.

Tax laws enacted in 2017 lower federal tax rates beginning in 2018. The deferred tax asset has been reduced to reflect the newly enacted rates.

The total income tax provision differs from the amount that would be obtained by applying the federal statutory rate of 35% to income from continuing operations before income taxes, as follows:

Expected income tax benefit	$ 8,797
State and local income taxes	(1,485)
Non-deductible expenses	6,580
Graduated rates	(6,816)
Total income tax benefit	$ 7,076

8. PROVISION FOR INCOME TAXES (CONTINUED)

As of December 31, 2017, there are no identified uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and the state of Kentucky. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2014. With respect to the state of Kentucky, the Company is no longer subject to income tax audits for years before 2013.

At December 31, 2017, the Company has a capital loss carry forward totaling $22,898, which expires in 2019. These losses may offset against future capital gains should capital gains be realized before the expiration of the losses. Also, at December 31, 2017 the Company has contributions carryforward totaling $910 that may be offset against future taxable income through 2019.

9. STOCK REPURCHASE AGREEMENT

Lexington Investment Company Inc., has entered into a repurchase agreement with its stockholders under which Lexington Investment Company, Inc., has the right and option to repurchase a stockholder's outstanding shares in the event of the death, total disability, termination or withdrawal (referred to collectively as the redemption event) of the stockholder. In the event Lexington Investment Company, Inc., chooses to exercise its option to repurchase outstanding shares from a stockholder, the purchase price of the redeemed shares is based on the total stockholders' equity of Lexington investment Company, Inc., as of the valuation date, less the aggregate amount of any and all dividends or other distributions declared between the valuation date and the date of closing, divided by the number of shares issued and outstanding prior to the redemption event, multiplied by the number of shares being redeemed.

SUPPLEMENTARY INFORMATION

LEXINGTON INVESTMENT COMPANY, INC.
SCHEDULE A
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

NET CAPITAL		
Total stockholders' equity		$ 390,495
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		390,495
Deductions and/ or charges:		
Cash on deposit at CRD	$ (541)	
Nonallowable accounts receivable	(24,000)	
Deferred tax asset, net	(244)	
Prepaid expense	(25,722)	
Furniture and equipment, net	(194)	
		(50,701)
Net capital before haircuts on securities positions		339,794
Haircuts on securities		-
NET CAPITAL		$ 339,794
Aggregate indebtness:		
Payables and accrued expenses	38,762	
Commissions payable	160,448	
Income taxes payable	5,833	
Total aggregate indebtness		$ 205,043
Computation of basic net capital requirements		
$171,798 divided by 15 or $100,000 minimum		$ 100,000
Excess net capital		$ 239,794
Ratio: aggregate indebtness to net capital		.60 to 1
Reconciliation with Company's computation:		
Net capital as reported in Company's Part II (unaudited) FOCUS report		$ 339,795
Effect of year-end adjustments on accounts included in net capital calculation		(1)
NET CAPITAL PER ABOVE		$ 339,794

See Report of Independent Registered Accounting Firm

LEXINGTON INVESTMENT COMPANY, INC.
SCHEDULE B
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

Lexington Investment Company, Inc. had no notes payable collateralized by securities or secured customer receivables at any point throughout the year ended December 31, 2017. Therefore, a computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission is not applicable.

▪ Certified Public Accountants
▪ Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Report of Independent Registered Public Accounting Firm

To the Shareholders
of Lexington Investment Company, Inc.

We have reviewed management's statements, included in assertions made in Part 11A of Lexington Investment Company, Inc.'s (the "Company") Financial and Operational Combined Uniform Single Report ("Focus Report"), in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 27, 2018

• Certified Public Accountants
• Business Advisors

p: 865.583.0500
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of Lexington Investments Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below which were agreed to by Lexington Investments Company, Inc. (the "Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;
2) Compared the Total Revenue amount reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 27, 2018

LEXINGTON INVESTMENT COMPANY, INC.

INVESTMENT BROKERS

January 25, 2018

EXEMPTION REPORT

Lexington Investment Company, Inc. Assertions

We confirm, to the best of our knowledge and belief, that:

Lexington Investment Company claims and met the exemption from Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii) as of and throughout the year ended December 31, 2017.

Sincerely,

Stanley S. Kerrick

President

2365 Harrodsburg Road • Ste. B375 • Lexington, Kentucky 40504

(859) 224-7073 • (800) 264-7073 • FAX (859) 224-7074

MEMBER FINRA and SIPC

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*****2154********************MIXED AADC 220
43085 FINRA DEC
LEXINGTON INVESTMENT COMPANY INC
2365 HARRODSBURG RD STE B375
LEXINGTON, KY 40504-3340

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
STAN KERRICK (859) 224-7073

2. A. General Assessment (item 2e from page 2) $ 756

B. Less payment made with SIPC-6 filed (**exclude interest**) (458)
7/18/17
Date Paid

C. Less prior overpayment applied (440)

D. Assessment balance due or (overpayment) (142)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ (142)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(142)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lexington Investment Co. Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 13th day of Feb, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,823,889
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,199,795
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	119,882
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,319,677
2d. SIPC Net Operating Revenues	$ 504,212
2e. General Assessment @ .0015	$ 756
	(to page 1, line 2.A.)